Trian Fund Management, L.P.

280 Park Avenue

41st Floor

New York, NY 10017

October 26, 2025

General Catalyst Group Management, LLC

20 University Road, Suite 450

Cambridge, MA 02138

Attn: Christopher McCain

Re: Proposal Cooperation

Ladies and Gentlemen:

This letter (this “Agreement”) constitutes the agreement between Trian Fund Management, L.P., a Delaware limited partnership (“Trian”), and General Catalyst Group Management, LLC, a Delaware limited liability company (“General Catalyst” and, together with Trian, each an “Investor” and, collectively, the “Investors”), with respect to the Investors’ proposal to acquire all of the outstanding ordinary shares of Janus Henderson Group plc, a public limited company organized under the laws of Jersey (the “Company”) (the “Transaction”) and the contribution of capital or other financing by the Investors and/or their respective Affiliates to an entity (“Topco”) to be formed for the purposes of consummating the Transaction. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in Section 7.

1.
Proposal Cooperation. On the date hereof, the Investors have submitted a proposal to the Company’s board of directors (together with any committees thereof, the “Company Board”) regarding the Transaction (together with any subsequent bid or proposal relating to a Transaction submitted to the Company or the Company Board by the Investors, a “Proposal”). Each Investor agrees to cooperate with the other Investor in good faith in connection with the Transaction, including in connection with: (a) the preparation and submission of all bid materials, the material components of the timetable and steps required to submit any Proposal and any communication and negotiations with the Company, the Company Board or any of their respective Representatives; (b) developing and implementing the Transaction structure; (c) agreeing to the engagement, scope (including the costs, fees and expenses) and ongoing instructions to professional advisors (other than professional advisors to the extent such advisors are advising an Investor solely in its individual capacity and not Topco or the Investors generally) in relation to the Transaction; (d) the evaluation, negotiation and/or consummation of any debt or preferred equity financing for the Transaction; and (e) the determination of the final bid price and other terms of the Transaction.
2.
Sharing of Information; Publicity; Disclosure. Subject to any fiduciary or similar duties, or the terms of any confidentiality, non-disclosure or similar agreement, obligation or undertaking, to which such Investor (or its Affiliates or its or their Representatives) is subject, each Investor agrees to consult with the other Investor and keep the other Investor reasonably informed with respect to any information with respect to the Company or any Proposal of which it is or becomes aware that is material in the context of any such Proposal or the Transaction and the due diligence being conducted in connection therewith. Notwithstanding the foregoing, no Investor is required to make available to the other Investor any internal board meeting or investment committee materials or analyses or any information which contains, or which it considers to be, commercially sensitive information. The Investors agree and confirm that Trian and Trian’s Representatives who are directors of the Company from time to time (the “Trian Company Directors”) shall not be obligated to provide any information or take any other action that would be, or would reasonably expected to result in, a breach of any of their respective obligations or fiduciary duties to the Company or its shareholders. No Investor nor any of its Representatives shall issue any press release or otherwise make any public statement with respect to an actual or potential Proposal or the Transaction without the prior consent of the other Investor unless such press release or public statement is required by law, regulation, legal or regulatory process or stock exchange rule. In the event that an Investor (or any of its Affiliates) becomes obligated to issue a press release or otherwise make a public statement as described in the immediately preceding sentence, it shall, to the extent permitted by law, (a) notify as promptly as practicable the other Investor of the existence, terms and circumstances surrounding such obligation; and (b) to the extent practicable, consult with the other Investor on the content of such press release or other public statement. Notwithstanding the foregoing, each Investor and its Affiliates may make any filings with the SEC in respect of the Company that such Investor reasonably believes is required under applicable law without the prior written consent of the other Investor, including the filing of any amendments to any Schedule 13D filed by Trian with the SEC in respect of the Company; provided, that Trian shall coordinate with General Catalyst in good faith regarding the content and timing of such filings or amendments in connection with any Proposal or the Transaction, including, to the extent practicable, providing General Catalyst with a meaningful opportunity to review any such filing or amendment in advance of the submission thereof and considering any comments that General Catalyst may provide to Trian. General Catalyst (x) represents and warrants that, as of the date hereof, neither it nor any of its Affiliates beneficially owns, directly or indirectly, or has any economic exposure to any securities of the Company, and (y) agrees not to, and to cause its Affiliates and Representatives acting on its or their behalf, at its or their direction or with its or their encouragement not to, acquire, directly or indirectly, beneficial ownership of or economic exposure to any securities of the Company. The Investors acknowledge and agree that the Transaction may be considered a “going private” transaction under Rule 13e-3 promulgated under this Exchange Act (“Rule 13e-3”) and agree to provide all information necessary to satisfy the disclosure requirements of Rule 13e-3 and any information required to be provided in any Proxy Statement.
3.
Termination and Expense Sharing. This Agreement shall terminate automatically, and with no further action by the Investors, upon the earliest to occur of (a) the mutual written agreement of the Investors, (b) the entry into a definitive agreement among the Investors or their Affiliates, as applicable, expressly superseding this Agreement, or (c) prior to the Signing Date, by either Investor with five (5) calendar days’ prior written notice to the other Investor, provided, (x) in the case of a termination of this Agreement prior to the Signing Date, (i) each Investor will remain obligated for its allocable share of the Joint Expenses incurred as of the date of such termination as set forth herein and (ii) General Catalyst will remain obligated to provide any information to Trian required by applicable law (including in a Proxy Statement) in accordance with Section 2, (y) no termination of this Agreement shall relieve an Investor of any breaches of this Agreement occurring prior to such termination, and (z) Sections 4 through 7 shall survive any termination of this Agreement. Each Investor acknowledges that the indirect equity holders of Topco (including the Affiliated funds of each Investor) are expected to enter into Definitive Agreements or other agreement providing for the pro rata allocation of Joint Expenses and the pro rata sharing of any termination fees or other amounts received by Topco or its Affiliates from the Company. All Joint Expenses which are not borne by Topco’s direct or indirect equity holders will be borne fifty percent (50%) by each Investor. Each Investor will be responsible for all of its own fees and expenses, other than Joint Expenses, incurred in connection with evaluating, pursuing, negotiating and consummating the Transaction.
4.
Governing Law; Jurisdiction; Remedies.
(a)
This Agreement and all actions, proceedings, causes of action, claims or counterclaims based upon, arising out of or relating to this Agreement or the Transaction shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice or conflict of law provision that would cause the application of the laws of any other jurisdiction, provided, the interpretation of the fiduciary or other statutory duties of Trian and the Trian Company Directors (and whether any action or inaction would, or would reasonably be expected to result in, a breach of such duties) shall be governed by, and construed in accordance with, the laws of Jersey.

(b)
All claims, actions, causes of actions, disputes, controversies and any other proceeding, whether civil, criminal, administrative or investigative, or matters in question (other than, for the avoidance of doubt, any such actions with respect to the Confidentiality Agreement) (each and all of the foregoing, a “Dispute”, and collectively, “Disputes”), shall be exclusively resolved through confidential mediation and, as provided below, through confidential arbitration. The mediator shall be selected by agreement of the Investors within 30 days after the Dispute arises, and the mediation shall be held within 30 days of the selection of the mediator. If the Investors are unable to agree on a mediator within such 30-day time period (or such longer period as the Investors may agree), or if the mediation does not resolve the Dispute within 60 days after the Dispute arises (or such longer period as the Investors may agree), the Dispute shall be referred to arbitration before a single arbitrator and shall be resolved through binding arbitration in accordance with the commercial arbitration rules and practices of the American Arbitration Association. The site of such arbitration shall be New York, New York, or such other place as is mutually agreeable to the Investors. Regardless of the location of the hearing, the legal seat of the arbitration shall be in Delaware. Notwithstanding anything to the contrary herein, any actions or proceedings seeking equitable or injunctive relief, including specific performance, or to enforce an arbitration award, may be brought in, and with regard to such court proceedings the parties consent to the non-exclusive jurisdiction of, the Court of Chancery of the State of Delaware or if such court shall not have jurisdiction, any federal court of the United States located in the State of Delaware or, if no such federal court shall have jurisdiction, the Delaware Superior Court, and, in each case, any appellate court from any appeal thereof (collectively, the “Chosen Courts”) or any other court of competent jurisdiction.
(c)
Each Investor (i) irrevocably consents to the service of the summons and complaint and any other process in any legal proceeding relating to this Agreement or the Transaction, for and on behalf of itself or any of its properties or assets; (ii) irrevocably and unconditionally consents and submits itself and its properties and assets in any legal proceeding to the general jurisdiction of the Chosen Courts in the event that any dispute or controversy arises out of this Agreement or the Transaction; (iii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (iv) agrees, subject to the preceding Section 4(b), that any legal proceeding arising in connection with this Agreement or the Transaction may be brought, tried and determined in the Chosen Courts; and (v) waives any objection that it may now or hereafter have to the venue of any such legal proceeding in the Chosen Courts or that such legal proceeding was brought in an inconvenient court and agrees not to plead or claim the same. Each Investor agrees that a final judgment in any legal proceeding in the Chosen Courts or any other court of competent jurisdiction will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law.
(d)
Each Investor agrees that irreparable damage would occur, and the Investors would not have an adequate remedy at law, if any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached. Accordingly, each Investor agrees that the other Investor will be entitled to injunctive relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case (i) without the requirement of posting any bond or other indemnity and (ii) in addition to any other remedy to which an Investor may be entitled, at law or in equity. Furthermore, each Investor agrees not to raise any objections to the availability of specific performance to prevent or restrain breaches or threatened breaches of this Agreement, and to specifically enforce the terms of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Investor under this Agreement.
5.
Non-Recourse. Each Investor (on behalf of itself, its Affiliates, and any Person claiming by, through or on behalf of the foregoing) covenants and agrees that it shall not institute, and shall cause its Representatives and Affiliates not to bring, make or institute any action, claim, proceeding (whether based in contract, tort, fraud, strict liability, other laws or otherwise, at law or in equity) arising under or in connection with this Agreement or any other agreement executed or delivered in connection herewith, any

Proposal or the Transaction against any of the other Investors’ Non-Recourse Parties and that none of the other Investors’ Non-Recourse Parties shall have any liability or obligations (whether based in contract, tort, fraud, strict liability, other laws or otherwise) to such Investor, any of its Representatives or Affiliates (or any Person claiming by, through or on behalf of such Investor or its Affiliates) or any of their respective successors, heirs or representatives thereof arising out of or relating to this Agreement or other agreement executed or delivered in connection herewith, any Proposal or the Transaction; provided, however, the foregoing shall in no way limit or restrict an Investor’s rights and remedies under the Confidentiality Agreement. Without limiting the generality of the foregoing, to the maximum extent permitted or otherwise conceivable under applicable law (and subject only to the specific contractual provisions of this Agreement or agreement executed or delivered in connection herewith), each Investor (on behalf of itself, its Affiliates, and any Person claiming by, through or on behalf of the foregoing) hereby waives, releases and disclaims any and all rights in respect of any such actions, claims, proceedings, obligations and liabilities.
6.
Miscellaneous. This Agreement may be amended, modified or waived if, and only if, such amendment, modification or waiver is in writing and signed, in the case of an amendment or modification, by each of the Investors, or in the case of a waiver, by the Investor against whom the waiver is to be effective. No failure or delay by any Investor in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The Investors agree that this Agreement shall be binding upon and inure solely to the benefit of the Investors and their respective successors and permitted assigns, and nothing express or implied in this Agreement is intended to, or shall, confer upon any other Person any benefits, rights or remedies under or by reason of, or any rights to enforce or cause the Investors to enforce, the obligations set forth herein; provided, that the Non-Recourse Parties shall be express third party beneficiaries of Section 5. No Investor may assign any of its rights or obligations under this Agreement without the consent of the other Investor, except that each Investor may assign its rights and obligations hereunder to its Affiliates (provided, that no assignment to any such Affiliate shall relieve any Investor of its obligations hereunder). If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the Transaction is not affected in any manner materially adverse to any Investor. This Agreement and the Confidentiality Agreement constitute and contain the entire agreement and understanding of the Investors with respect to the subject matter hereof and thereof and supersede all prior negotiations, correspondence, understandings, agreements and contracts, whether written or oral, among the Investors regarding the Transaction. Nothing in this Agreement is intended to, and this Agreement shall not, create a partnership between the Investors. Accordingly, (a) the rights, obligations and duties of each Investor in relation to the other Investor with respect to the subject matter of this Agreement shall be only those contractual rights, obligations and duties that are created by the express terms of this Agreement and shall not include any fiduciary or other implied rights, obligations or duties of any kind, (b) no Investor shall be obligated to any third party for the obligations or liabilities of the other Investor, and (c) no Investor shall be obligated in any way to approve or proceed with any Proposal or the Transaction. This Agreement may be executed electronically and in any number of counterparts, with each such counterpart being deemed an original instrument and all such counterparts together constituting one and the same agreement.
7.
Certain Defined Terms. For all purposes of and pursuant to this Agreement, the following capitalized terms have the following respective meanings: (a) “Affiliate” of a Person means any Person that, directly or indirectly, controls, is controlled by, or is under common control with, the first Person; provided, that (i) Topco shall not be considered an Affiliate of either Investor; (ii) no Investor shall be considered an Affiliate of any other Investor as a result of such Investors being party to this Agreement or any other Definitive Agreement; and (iii) no portfolio companies of an Investor will be deemed Affiliates of such Investor for purposes of this Agreement (including, with respect to Trian, the Company); (b) “Confidentiality Agreement” means the letter agreement, dated as of June 27, 2025, by and between Trian and General Catalyst Partners; (c) “Definitive Agreement” means any binding Proposal, offer, sale and purchase and/or equity investment, governance or financing documentation to implement the Transaction that is binding on Topco, the Investors or their Affiliates (as applicable), including any agreements between or among Topco, the Investors and their respective Affiliates; (d) “Exchange Act” means the Securities Exchange Act of 1934, as amended; (e) “Joint Expenses” means, as of any applicable date of determination, the sum of (i) the fees and expenses incurred by an Investor or Topco or one or more of their Affiliates in connection with the Transaction for the benefit of Topco or the Investors generally (as distinct from an Investor individually), in each case, as are approved by the Investors in advance; (f) “Non-Recourse Parties” means with respect to an Investor, such Investor’s direct or indirect former, current and future holders of any equity, controlling Persons, Affiliates, Representatives, members, managers, general or limited partners, stockholders, directors, officers, employees, attorneys, agents, heirs, executors, administrators, trustees, representatives, successors and assignees of such Investor or Representatives of any of the foregoing; (g) “Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization (whether or not a legal entity), including a government or political subdivision or an agency or instrumentality thereof; (h) “Proxy Statement” means a proxy statement (preliminary or definitive), transaction statement on Schedule 13E-3 and any other document required to be filed with the SEC in connection with the Transaction and the approval thereof by the Company’s shareholders (together with any amendments or supplements thereto); (i) “Representatives” means, with respect to a Person, the directors, officers, partners, employees, Affiliates, advisors, agents, consultants, attorneys, accountants, investment bankers or other representatives of such Person or its Affiliates; (j) “SEC” means the U.S. Securities and Exchange Commission and any successor thereto; and (k) “Signing Date” means the date on which Topco or one or more of its subsidiaries enters into a definitive agreement with the Company to consummate the Transaction.

[Signature Pages Follow]

Sincerely,

TRIAN FUND MANAGEMENT, L.P.

By: TRIAN FUND MANAGEMENT GP, LLC

Its: General Partner

By: /s/ Nelson Peltz

Name: Nelson Peltz

Title: Member

Acknowledged and Agreed:

GENERAL CATALYST GROUP MANAGEMENT, LLC

By: /s/ Christopher McCain

Name: Christopher McCain

Title: Chief Legal Officer

[Signature Page to Proposal Cooperation Letter]